Filed by Hewitt Associates, Inc.

pursuant to Rule 425 under the Securities Act of 1933 and deemed filed pursuant to Rule 14a-12 under the Securities Exchange Act of 1934

Subject Company: Hewitt Associates, Inc.

Commission File No.: 001-31351

Hewitt Merges with Aon Corporation

Today, we announced our intention to become part of Aon Corporation by joining forces with Aon’s consulting and outsourcing segment. Please watch this video from Russ and Aon’s president and CEO, Greg Case, for their thoughts about this exciting new period in Hewitt’s proud 70-year history.

When combined, the new human capital segment will be a $4.3 billion business, catapulting us above Mercer and Towers Watson as the industry’s largest full-spectrum human capital player. We will go to market as Aon Hewitt, which validates Hewitt’s leadership and our history of producing excellent results. Russ will serve as the Chairman and CEO of Aon Hewitt.

Who is Aon?

Aon is the leading global provider of risk management, insurance and reinsurance brokerage and human capital consulting. Headquartered in Chicago, Illinois, Aon has 36,000 associates working from 500 offices in 120 countries. In 2009, they reported revenues of $7.7 billion.

•	Aon’s largest business, Aon Risk Services, works with clients that need advice and solutions on a wide variety of risks—ranging from natural catastrophes to employee injuries to terrorist strikes.

•

Insurance companies often require their own insurance for the risks they face—this is called reinsurance. Aon Benfield, another Aon subsidiary, is a reinsurance specialist and the largest insurance broker in the world.

•

Aon Consulting, Aon’s human resources consulting and outsourcing business, offers services in Human Capital, Health and Benefits, Retirement, Outsourcing and Compensation. They have 10,000 clients worldwide, including half of the Fortune 500. Aon Consulting was voted the best employee benefits consulting firm by the readers of Business Insurance in 2007, 2008 and 2009.

How Does This Combination Benefit Both Organizations?

The complementary nature of our businesses makes this union a great fit. Together we can offer our clients a broader range of products in many more places around the world. We will be a true global franchise, with more scale to compete on large global projects.

Aon has a strong presence in the middle market and an impressive client portfolio on the risk side of their business. This is a nice complement to Hewitt’s premier brand name and reputation, our strong track record of performance and our deep client relationships with the largest and most influential organizations in the world. As a combined organization, we will have:

•	The leading global brand for providing thought leadership and exceptional client service worldwide

•	A complementary product portfolio across consulting, benefits outsourcing and HR BPO

•	A diversified client portfolio covering both large corporate and mid-market clients

•	The strongest team of professionals in the human capital industry who are able to provide the full spectrum of support for our clients

•	A stronger global footprint, including a larger presence in emerging economies

•	A greater ability to fund innovation and future growth of the business

How Are We Integrating the Business?

We have created a joint Aon and Hewitt transition team that will spearhead our integration efforts for the two businesses. Greg Besio, Aon’s chief administration officer, will lead the team and report to Russ full time for this effort. Kristi Savacool, Jim Konieczny and Yvan Legris will represent Hewitt’s business segments. They will be joined by Kathryn Hayley, co-chief executive officer of Aon Consulting. We will be adding more people to the team from both organizations over the coming weeks to help us address all the important aspects of integration.

We are also launching a special integration portal later this week to make it easier for you to keep up to date on the progress of the acquisition. You’ll also be able to submit your questions there and we will post updates regularly.

It’s important to remember that during this period between signing and closing, we will continue to operate as two separate companies. We all need to remain focused on providing exceptional service to our clients.

Safe Harbor Statement

This communication contains certain statements related to future results, or states our intentions, beliefs and expectations or predictions for the future which are forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. These forward-looking statements are subject to certain risks and uncertainties that could cause actual results to differ materially from either historical or anticipated results depending on a variety of factors. Potential factors that could impact results include: the possibility that the expected efficiencies and cost savings from the proposed transaction will not be realized, or will not be realized within the expected time period; the ability to obtain governmental approvals of the merger on the proposed terms and schedule contemplated by the parties; the failure of stockholders of Hewitt Associates, Inc. (“Hewitt”) to approve the proposed merger; the failure of the stockholders of Aon Corporation (“Aon”) to approve the issuance of Aon common stock to Hewitt stockholders; the risk that the Aon and Hewitt businesses will not be integrated successfully; disruption from the proposed transaction making it more difficult to maintain business and operational relationships; the possibility that the proposed transaction does not close, including, but not limited to, due to the failure to satisfy the closing conditions; general economic conditions in different countries in which Aon and Hewitt do business around the world; changes in global equity and fixed income markets that could affect the return on invested assets; fluctuations in exchange and interest rates that could influence revenue and expense; rating agency actions that could affect Aon’s ability to borrow funds; funding of Aon’s various pension plans; changes in the competitive environment; changes in commercial property and casualty markets and commercial premium rates that could impact revenues; the outcome of inquiries from regulators and investigations related to compliance with the U.S. Foreign Corrupt Practices Act and non-U.S. anti-corruption laws; the impact of investigations brought by U.S. state attorneys general, U.S. state insurance regulators, U.S. federal prosecutors, U.S. federal regulators, and regulatory authorities in the U.K. and other countries; the impact of class actions and individual lawsuits including client class actions, securities class actions, derivative actions and ERISA class actions; the cost of resolution of other contingent liabilities and loss contingencies; and the ability to realize the anticipated benefits to Aon of the Benfield merger. Further information concerning Aon, Hewitt, and their business, including factors that potentially could materially affect Aon’s and Hewitt’s financial results, is contained in Aon’s and Hewitt’s filings with the Securities and Exchange Commission (the “SEC”). See Aon’s and Hewitt’s Annual Reports on Form 10-K and Annual Reports to Stockholders for the fiscal years ended December 31, 2009 and September 30, 2009, respectively, and other public filings with the SEC for a further discussion of these and other risks and uncertainties applicable to our businesses. Neither Aon nor Hewitt undertakes, and each of them expressly disclaims, any duty to update any forward-looking statement whether as a result of new information, future events or changes in their respective expectations, except as required by law.

Additional Information

This communication does not constitute an offer to sell or the solicitation of an offer to buy our securities or the solicitation of any vote or approval. This communication is being made in respect of the proposed transaction involving Aon and Hewitt. In connection with the proposed transaction, Aon and Hewitt will be filing documents with the SEC, including the filing by Aon of a registration statement on Form S-4, and Aon and Hewitt intend to mail a joint proxy statement regarding the proposed merger to their respective stockholders that will also constitute a prospectus of Aon. Before making any voting or investment decision, investors and stockholders are urged to read carefully in their entirety the joint proxy statement/prospectus regarding the proposed transaction and any other relevant documents filed by either Aon or Hewitt with the SEC when they become available because they will contain important information about the proposed transaction. You may obtain copies of all documents filed with the SEC regarding this transaction, free of charge, at the SEC’s website (www.sec.gov), by accessing Aon’s website at www.aon.com under the heading “Investor Relations” and then under the link “SEC Filings” and from Aon by directing a request to Aon at Aon Corporation, 200 E. Randolph Street, Chicago, Illinois 60601, Attention: Investor Relations, and by accessing Hewitt’s website at www.hewitt.com under the heading “Investor Relations” and then under the link “Reports & SEC Filings” and from Hewitt by directing a request to Hewitt at Hewitt Associates, Inc., 100 Half Day Road, Lincolnshire, Illinois 60069, Attention: Investor Relations.

Aon and Hewitt and their respective directors and executive officers and certain other members of management and employees may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. You can find information about Aon’s directors and executive officers in its definitive proxy statement filed with the SEC on April 7, 2010. You can find information about Hewitt’s directors and executive officers in its definitive proxy statement filed with the SEC on December 16, 2009. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the joint proxy statement/prospectus and other relevant materials to be filed with the SEC when they become available. You can obtain free copies of these documents from Aon and Hewitt using the contact information above.

Leader Reactions

“Like Hewitt, Aon is dedicated to serving clients well. They have tremendous respect for our expertise and are anxious to have the benefit of our thinking and leadership. The legacy that has made Hewitt great is going to be carried forward and built upon, and I’m excited about the possibilities that this combination brings to our clients and all of our associates.”

- Kristi Savacool, Senior Vice President, Large Market Benefits Outsourcing

“There are tremendous advantages for our clients and people by putting our two companies together. Given the increasing focus of our clients on understanding and managing risk, being part of the largest risk management organization in the world enables us to broaden our risk solutions and be even more relevant to our clients in this important area. We had been looking to grow our own brokerage operations in key countries, and we’ll soon be part of the global leader in the field. Let’s take advantage of this unique opportunity and, together, create a true world-leading organization.”

-Yvan Legris, President, Consulting

“This is an exciting time for all of us. Combining with Aon Consulting will add needed scale in key areas of the Consulting business that we’ve wanted to grow, and it gives us a strong foothold into new markets and geographies. I’m confident that this is just the start of good things to come for our Consulting business, as well as for Hewitt overall.”

- Eric Fiedler, President, Consulting

“Aon is very impressed with what Hewitt has done to turn around and build our HR BPO business and they are excited about adding this new capability to their business. Joining forces will give us a great opportunity to invest in our technology and new solutions, enabling us to enhance our position as the global leader in HR BPO services.”

- Jim Konieczny, President, HR Business Process Outsourcing

“Aon has an extensive client base in the middle market. Combined with our strong large market offer, we will be exceptionally competitive and well positioned to aggressively invest in and grow our Benefits Outsourcing business around the world.”

- Jay Rising, President, Global Benefits Outsourcing

SIDEBAR:

About Aon

•	Leading global provider of risk management, insurance and reinsurance brokerage

•	Based in Chicago, IL

•	36,000 associates (6,300 in Aon Consulting)

•	500 offices (229 offices in Aon Consulting)

•	120 countries